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                              FEDDERS CORPORATION
                                 FEBRUARY 2003

Dear Fellow Stockholder:

     Fedders is making a new offer to exchange shares of Series A Cumulative Preferred Stock for shares of its Common Stock. As with our original exchange offer, this offer is intended to provide an opportunity to stockholders interested in a security that will provide significantly higher dividends than the Common Stock. Since the Series A Cumulative Preferred Stock has begun trading on the New York Stock Exchange, we believe stockholders will now be better able to compare the two securities and consider the benefits of an exchange than they were in the original exchange offer.

     On February 13, 2003, the closing price of the Series A Cumulative Preferred Stock on the New York Stock Exchange was $22.75 per share and the closing price of the Common Stock was $2.60 per share. Using the exchange ratio of .14 shares of Series A Cumulative Preferred Stock for each share of Common Stock, if you exchanged 1,000 shares of Common Stock, you would receive 140 shares of Preferred Stock. Based upon the closing prices set forth above, your shares of Series A Cumulative Preferred Stock would have a value of $3,185.00 and the shares of Common Stock would have a value of $2,600.00.

     The dividend on the Series A Cumulative Preferred Stock is $2.15 per share annually and the dividend on the Common Stock is currently $0.12 per share annually. The $2.15 dividend on the Series A Cumulative Preferred Stock would provide an 11.58% yield based on the $2.60 per share price of the Common Stock, compared to a 4.62% yield based on the $0.12 dividend on the Common Stock.

     The Exchange Offer is voluntary on your part. There is no requirement that you deliver your shares of Common Stock for exchange, but we encourage you to review the enclosed Offering Circular covering the Exchange Offer, and either complete the Letter of Transmittal in accordance with its instructions or consult with your broker about the best method for you to tender your shares of Common Stock for exchange. If you do not tender your Common Stock in the Exchange Offer, you will continue to hold those shares and your ability to transfer those shares will not be affected.

     Georgeson Shareholder Communications, Inc. is serving as our "Information Agent" in connection with the Exchange Offer. Questions or requests for assistance or additional copies of the Offering Circular, the Letter of Transmittal or other material may be directed to our Information Agent at the following address:

                   Georgeson Shareholder Communications, Inc.
                          17 State Street, 10th Floor
                               New York, NY 10004

     You may also call our Information Agent at (866) 835-2930, which is the toll-free number dedicated to our Exchange Offer.

     We appreciate your past support and are pleased to continue to have you as a stockholder, regardless of which class of security you wish to hold. Thank you for your consideration.

                                          Sincerely,

                                          /s/ Sal Giordano, Jr.
                                          Sal Giordano, Jr.
                                          Chairman and Chief Executive Officer